UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Amendment No. __)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WAVERLEY CAPITAL ACQUISITION CORP. 1
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G06536125**
(CUSIP Number)

August 20, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**The Class A ordinary shares currently have no CUSIP number. The CUSIP number for the units, each of which consists of one share of the Issuer’s Class A ordinary shares and one-third of one redeemable warrant, is G06536125.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G06536125	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
SteelMill Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,480,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,480,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,480,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G06536125	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
PointState Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,480,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,480,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,480,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G06536125	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
PointState Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,480,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,480,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,480,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA and PN

CUSIP No. G06536125	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
PointState Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,480,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,480,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,480,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G06536125	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
Zachary J. Schreiber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,480,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,480,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,480,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. (a)	Name of Issuer

The name of the issuer is Waverley Capital Acquisition Corp. 1 (the “Company”).

Item 1. (b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 535 Ramona Street, Suite #8, Palo Alto, CA 94301.

Item 2. (a)	Name of Person Filing

This statement is filed by:

(i)	SteelMill Master Fund LP, a Cayman Islands exempted limited partnership (“SteelMill”);
(ii)	PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”), which serves as the general partner of SteelMill;
(iii)	PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager to SteelMill;
(iv)	PointState Capital GP LLC, a Delaware limited liability Company (“PointState GP”), which serves as the general partner of PointState; and
(v)	Zachary J. Schreiber (“Mr. Schreiber”), an individual, who serves as managing member of PointState Holdings and PointState GP.

SteelMill, PointState Holdings, PointState, PointState GP and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

Item 2. (c)	Citizenship

SteelMill is organized under the laws of the Cayman Islands.  PointState Holdings, PointState and PointState GP are organized under the laws of the State of Delaware.  Mr. Schreiber is a citizen of the United States of America.

Item 2. (d)	Title of Class of Securities

Class A ordinary shares, $0.0001 par value (“Ordinary Shares”).

Item 2. (e)	CUSIP Number

The Ordinary Shares currently have no CUSIP number. The CUSIP number for the units, each of which consists of one share of the Issuer’s Ordinary Shares and one-third of one redeemable warrant, is G06536125.
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership
The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The percentages used herein are calculated based upon 20,000,000 Ordinary Shares reported to be outstanding in the Company’s Prospectus filed pursuant to Rule 424(b)(4), as filed with the Securities and Exchange Commission on August 23, 2021, after giving effect to the completion of the offering and assuming no exercise of the underwriter’s over-allotment option.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8.	Identification and Classification of Members of the Group

Not Applicable..

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2021

STEELMILL MASTER FUND LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Holdings LLC, the general partner of SteelMill Master Fund LP

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber
Title: Managing Member of PointState Holdings LLC, the general partner of SteelMill Master Fund LP

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber
Title: Managing Member

ZACHARY J. SCHREIBER

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber

EXHIBIT 99.1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Ordinary Shares of Waverley Capital Acquisition Corp. 1 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EXECUTED this 30th day of August 2021.

STEELMILL MASTER FUND LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Holdings LLC, the general partner of SteelMill Master Fund LP

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber
Title: Managing Member

ZACHARY J. SCHREIBER

By:	/s/ Zachary J. Schreiber
Name: /s/ Zachary J. Schreiber